UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Gamida Cell Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share

(Title of Class of Securities)

M47364100

(CUSIP Number)

Alejandro Moreno

Langhorne S. Perrow

c/o Access Industries, Inc.

40 West 57th Street, 28th Floor

New York, New York 10019

(212) 247-6400

with copies to:

Nicholas P. Pellicani

Debevoise & Plimpton LLP

65 Gresham Street

EC2V 7NQ

London

+ 44 20 7786 9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. AI Gamida Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,750,000 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,750,000 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,750,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.86%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 2,881,746 Ordinary Shares that are beneficially owned by Clal Biotechnology Industries Ltd. and its subsidiaries and 3,111,111 Ordinary Shares that are directly owned by AI Biotechnology LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 131,125,609 Ordinary Shares issued and outstanding as of August 28, 2023, as reported in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders to be held on October 19, 2023, filed with the Securities and Exchange Commission (the “SEC”) on September 13, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,992,857 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,992,857 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,992,857 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.57%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 131,125,609 Ordinary Shares issued and outstanding as of August 28, 2023, as reported in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders to be held on October 19, 2023, filed with the SEC on September 13, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 5,992,857 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 5,992,857 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,992,857 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.57%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)	Excludes 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 131,125,609 Ordinary Shares issued and outstanding as of August 28, 2023, as reported in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders to be held on October 19, 2023, filed with the SEC on September 13, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Access Industries Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,742,857 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,742,857 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,742,857 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.43%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 131,125,609 Ordinary Shares issued and outstanding as of August 28, 2023, as reported in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders to be held on October 19, 2023, filed with the SEC on September 13, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Clal Biotechnology Industries Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,507,369 shares
	8	SHARED VOTING POWER 1,374,377 shares
	9	SOLE DISPOSITIVE POWER 1,507,369 shares
	10	SHARED DISPOSITIVE POWER 1,374,377 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,881,746 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.20%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC and 3,111,111 Ordinary Shares that are owned directly by AI Biotechnology LLC.
(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 131,125,609 Ordinary Shares issued and outstanding as of August 28, 2023, as reported in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders to be held on October 19, 2023, filed with the SEC on September 13, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Bio Medical Investment (1997) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,377 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,374,377 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,374,377 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.05%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Excludes 1,507,369 Ordinary Shares that are beneficially owned by Clal Biotechnology Industries Ltd., 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC and 3,111,111 Ordinary Shares that are owned directly by AI Biotechnology LLC.

(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 131,125,609 Ordinary Shares issued and outstanding as of August 28, 2023, as reported in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders to be held on October 19, 2023, filed with the SEC on September 13, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. Len Blavatnik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 9,742,857 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 9,742,857 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,742,857 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.43%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 131,125,609 Ordinary Shares issued and outstanding as of August 28, 2023, as reported in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders to be held on October 19, 2023, filed with the SEC on September 13, 2023.

CUSIP No. M47364100

1	NAME OF REPORTING PERSON. AI Biotechnology LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,111,111 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,111,111 shares
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,111,111 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒(1)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.37%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

(1)

Excludes 2,881,746 Ordinary Shares that are beneficially owned by Clal Biotechnology Industries Ltd. and its subsidiaries and 3,750,000 Ordinary Shares that are owned directly by AI Gamida Holdings LLC.

(2)

All percentages of ownership of the Ordinary Shares by Reporting Persons presented in this Statement are based on 131,125,609 Ordinary Shares issued and outstanding as of August 28, 2023, as reported in the Issuer’s proxy statement for its 2023 annual general meeting of shareholders to be held on October 19, 2023, filed with the SEC on September 13, 2023.

CONTINUATION PAGES TO AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 to Schedule 13D is being filed by AI Gamida Holdings LLC (“AI Gamida”), Access Industries Holdings LLC (“AIH”), Access Industries Management, LLC (“AIM”), Access Industries, LLC (“Access LLC”), Bio Medical Investment (1997) Ltd. (“Bio Medical”), Clal Biotechnology Industries Ltd. (“CBI”) and Len Blavatnik (collectively, the “Original Reporting Persons”) and AI Biotechnology LLC (“AIB” and, together with the Original Reporting Persons, the “Reporting Persons”, and each, a “Reporting Person”) to report a change in the percentage of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), of Gamida Cell Ltd. (the “Issuer”) beneficially owned by the Reporting Persons.

The Schedule 13D filed by the Original Reporting Persons with the Securities and Exchange Commission (the “SEC”) on November 9, 2018, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on July 3, 2019, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on May 22, 2020, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on February 8, 2022, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the SEC on June 10, 2022, Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the SEC on November 15, 2022, Amendment No. 6 to the Schedule 13D filed by the Reporting Persons with the SEC on April 4, 2023 and Amendment No. 7 to the Schedule 13D filed by the Reporting Persons with the SEC on April 25, 2023 (together, the “Schedule”), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 8. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Item 5 Interest in Securities of the Issuer

The disclosure in Items 5(a), (b) and (e) to the Schedule is hereby amended and restated as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

3,750,000 Ordinary Shares are owned directly by AI Gamida and may be deemed to be beneficially owned by AIM and Len Blavatnik because (i) AIM and Len Blavatnik control AI Gamida, and (ii) Len Blavatnik controls AIM. Each of the Reporting Persons (other than AI Gamida), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by AI Gamida.

2,881,746 Ordinary Shares may be deemed to be beneficially owned by CBI, including (i) 1,507,369 Ordinary Shares owned directly by CBI and (ii) 1,374,377 Ordinary Shares owned directly by Bio Medical, which is a wholly owned subsidiary of CBI. CBI may be deemed to share voting and investment power over the shares held directly by Bio Medical because it controls that entity. CBI is a publicly traded company traded on the Tel Aviv Stock Exchange.

1,374,377 Ordinary Shares are owned directly by Bio Medical, which is a wholly owned subsidiary of CBI.

3,111,111 Ordinary Shares are owned directly by AIB, which is a wholly owned subsidiary of AIH.

Each of AIH, Access LLC, AIM and Mr. Blavatnik may be deemed to share voting and investment power over the Ordinary Shares deemed to be beneficially owned by CBI (including the shares held directly by Bio Medical) and the Ordinary Shares owned directly by AIB because (i) Len Blavatnik controls AIM, AIH, Access LLC and AI International GP Limited (the general partner of AI SMS, as defined below), (ii) Access LLC controls a majority of the outstanding voting interests in AIH, (iii) AIM controls Access LLC and AIH, (iv) AIH owns AIB, (v) AIH owns a majority of the equity of AI SMS L.P. (“AI SMS”), (vi) AI SMS owns a majority of the equity of AI Diversified Holdings Ltd. (“Holdings Limited”),

(vii) Holdings Limited owns AI Diversified Parent S.à r.l., which owns AI Diversified Holdings S.à r.l., which owns Access AI Ltd (“Access AI”), (viii) Access AI wholly owns Clal Industries Ltd. (“CI”), and (ix) CI is the controlling shareholder of CBI. Each of the Reporting Persons (other than, (x) solely with respect to the securities held directly by CBI, CBI, (y) solely with respect to the securities held directly by Bio Medical, Bio Medical and (z) solely with respect to the securities held directly by AIB, AIB), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of the securities held directly by CBI, Bio Medical and AIB.

(e) On July 1, 2019, Bio Medical ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Ordinary Shares.

On November 14, 2022, CBI and AIB each ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Ordinary Shares.

On March 31, 2023, AI Gamida ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Ordinary Shares.

On September 13, 2023, AIH and Access LLC each ceased to be the beneficial owner of more than 5% of the Issuer’s outstanding Ordinary Shares.

Item 7 Materials to Be Filed as Exhibits

Exhibit	Description

99.13	Joint Filing Agreement, dated as of October 2, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2023

AI GAMIDA HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager /s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

ACCESS INDUSTRIES HOLDINGS LLC	By: Access Industries Management, LLC, Its Manager /s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC	/s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

ACCESS INDUSTRIES, LLC	By: Access Industries Management, LLC, Its Manager /s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

CLAL BIOTECHNOLOGY INDUSTRIES LTD.	/s/ Assaf Segal Name: Assaf Segal Title: Chief Executive Officer /s/ Liat Nissan Name: Liat Nissan Title: Vice President – Finance

BIO MEDICAL INVESTMENT (1997) LTD.	/s/ Assaf Segal Name: Assaf Segal Title: Director /s/ Liat Nissan Name: Liat Nissan Title: Director

AI BIOTECHNOLOGY LLC	By: Access Industries Management, LLC, Its Manager /s/ Alejandro Moreno Name: Alejandro Moreno Title: Executive Vice President

* Name: Len Blavatnik

* The undersigned, by signing his name hereto, executes this Amendment No. 8 to Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By:	/s/ Alejandro Moreno
Name: Alejandro Moreno
Attorney-in-Fact